Eric J. Gervais
Partner

4801 Main Street, Suite 1000
 Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com
October 5, 2015

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington D.C. 20549

Attention: Ms. Ashley Vroman-Lee

Re:            MacKenzie Realty Capital, Inc. (the "Company")

To the Commission:
On September 23, 2015, the Company filed with the Securities and Exchange Commission (the "Commission") a preliminary joint proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934.  The Companies received oral comments on the preliminary proxy statement from Ms. Ashley Vroman-Lee of the Commission Staff (the "Staff").  The Company is filing concurrently herewith its definitive proxy statement.  A summary of each oral comment from the Staff has been included in this letter for your reference, and the Company's response is presented below each comment.
1.	Comment: Please add a sentence to the shareholder letter regarding the potential dilution associated with offerings below net asset value.
Response:  The disclosure has been revised as requested.
2.	Comment: In Proposal One please delineate the interested vs non-interested directors in the biographical table. Please also disclose the experience, qualifications, attributes, and skills each of the directors that led to the conclusion that they should serve as our directors.
Response: The disclosure has been revised as requested.
3.	Comment: In Proposal Three please add an example showing how the per share expense load may decrease as a result of the offering.
Response:  The disclosure has been revised as requested.
4.	Comment: Please confirm that $9.26 represents the maximum dilution associated with sale below net asset value.
Response: The Company hereby makes such confirmation.
5.              Comment: Please revise the disclosure to eliminate references to a "Special Meeting."
Response:  The disclosure has been revised as requested.
Please feel free to call me at (816) 983-8362 with any questions or comments regarding the proxy statement.

Sincerely,
/s/ Eric J. Gervais
Eric J. Gervais